Form SBSE-A Amendment

Filing Date: April 10, 2025

Summary of Changes:

1. Schedule B, Item 13A:
    a. UPDATE: Microsoft Corporation – Updated address
    b. NET NEW: Shield Financial Compliance Ltd
    c. NET NEW: Google LLC (GCVE)
    d. NET NEW: Cornerstone OnDemand Limited
2. Schedule B, Item 13B
    a. JPMorgan Bank Luxembourg SA updated to JPMorgan SE, Luxembourg branch